Exhibit 12.1

Northwest Airlines Corporation

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Year ended December 31,
	1999	1998		1997	1996	1995

Earnings:
Income (loss) before income taxes and 1997 and 1995 extraordinary items	$487	$(430)		$985	$872	$544
Less: Income (loss) from less than 50% owned investees	86	9		19	16	(10)
Add:
Rent expense representative of interest(1)	199	193		198	192	194
Interest expense net of capitalized interest	348	294		228	252	374
Interest of preferred security holder	27	22		24	27	7
Amortization of debt discount and expense	15	18		6	11	13
Amortization of interest capitalized	4	4		3	3	4

Adjusted earnings	$994	$92		$1,425	$1,341	$1,146

Fixed charges:
Rent expense representative of interest(1)	$199	$193		$198	$192	$194
Interest expense net of capitalized interest	348	294		228	252	374
Interest of preferred security holder	27	22		24	27	7
Amortization of debt discount and expense	15	18		6	11	13
Capitalized interest	16	17		11	7	14

Fixed charges	$605	$544		$467	$489	$602

Ratio of earnings to fixed charges	1.64	—	(2)	3.05	2.74	1.90

(1)
Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)
Earnings were inadequate to cover fixed charges by $452 million for the year ended December 31, 1998.